SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

THE GREATER CHINA FUND, INC.
 (Name of Subject Company (Issuer))

THE GREATER CHINA FUND, INC.
(Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

39167B102
(CUSIP Number of Class of Securities)

Deborah A. Docs
c/o Prudential Investments LLC
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102
(973) 367-7521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$229,393,863	$31,289.32

(1)           Calculated as the aggregate maximum purchase price to be paid for 16,987,608 shares in the offer, based upon a price of 99% of the Fund’s net asset value per share of $13.64 on January 4, 2013.

(2)           Calculated as $136.40 per $1,000,000 of Transaction Valuation.

☒           Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,289.32	Filing Party: The Greater China Fund, Inc.
Form or Registration No.: SC TO-I.	Date Filed: January 9, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 9, 2013, as amended and supplemented by Amendment No. 1 filed on January 17, 2013 (as so amended, the “Schedule TO”) by The Greater China Fund, Inc., a Maryland corporation (the “Fund”), to repurchase for cash up to 16,987,608 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated January 8, 2013, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Repurchase”), which were filed as exhibits to the Schedule TO. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Repurchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(8)           Press Release issued by the Fund dated February 7, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GREATER CHINA FUND, INC.

By:	/s/ Deborah A. Docs
Name:	Deborah A. Docs
Title:	Secretary

Dated: February 7, 2013

Exhibit List

(a)(1)	Offer to Repurchase, dated January 8, 2013*.
(a)(2)	Form of Letter of Transmittal*.
(a)(3)	Form of Notice of Guaranteed Delivery*.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(6)	Text of Letter to Stockholders of the Fund dated January 8, 2013*.
(a)(7)	Press Release issued by the Fund dated January 8, 2013*.
(a)(8)	Press Release issued by the Fund dated February 7, 2013.

*           Previously filed on January 9, 2013.